Exhibit 99

Bachoco Announces Results of Annual Shareholders Meeting and Declares Cash Dividend

    CELAYA, GUANAJUATO, Mexico--(BUSINESS WIRE)--May 5,
2003--Industrias Bachoco S.A. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco UBL), Mexico's leading producer and processor of poultry products, today announced the results of its Annual
Ordinary Shareholders Meeting which took place on April 30, 2003 at the Presidente Inter-Continental Hotel in Mexico City.

    Among the most important resolutions approved were:

    I - A cash dividend payment of Ps. 0.9969 per unit, or the equivalent of Ps. 0.49845 per share outstanding. Each unit is composed of one (1) series "B" share and one (1) series "L" share; one ADS represents six units. Therefore, each ADS will receive a dividend payment of Ps. 5.9814.
    The dividend will be paid in three equal installments on the following dates: May 14th, July 9th and October 8th of this year.

    II - The share repurchase program for 2003 will operate under a maximum amount of Ps. 132.3 million, equivalent to approximately 9.0 million units UBL (or 1.5 million ADS).

    III - In order to fully comply with the current Mexican Corporate and Securities Market Laws as well as other recent regulatory amendments in the various markets in which Bachoco's shares are traded, a new board of directors was named with the following members:

    Proprietary Directors:

    - Francisco Javier R. Bours Castelo (Chairman of the Board)
    - Mario Javier Robinson Bours Almada
    - Juan Bautista S. Robinson Bours Almada
    - Jesus Enrique Robinson Bours Munoz
    - Jesus Rodolfo Robinson Bours Munoz
    - Arturo Bours Griffith
    - Octavio Robinson Bours

    Alternate Directors:

    - Jose Eduardo Robinson Bours Castelo
    - Juan Salvador Robinson Bours Martinez
    - Jose Francisco Bours Griffith

    Independent Directors:

    - Ricardo Aguirre Borboa
    - Abelino Fernandez Salido
    - Humberto Schwarzbeck Noriega

    Alternate Independent Director:

    - Guillermo Pineda Cruz

    IV - Mr. Cristobal Mondragon Fragoso was appointed Secretary of the Board of Directors, and Mr. Francisco Jose Sanchez Gonzalez was appointed the Company's Examiner.

    V - The Audit Committee will be comprised of Ricardo Aguirre
Borboa (President), Francisco Javier R. Bours Castelo, Abelino
Fernandez Salido and Humberto Schwarzbeck Noriega.

    Company Description

    Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also the largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry.
    The Company posted net sales of US$ 10,357.8 million for fiscal 2002 divided among the Company's four main product lines as follows:
80.9% chicken, 9.4% table eggs, 6.9% balanced feed, and 2.8% swine and others products.
    Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx.

    Disclaimer

    This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

    CONTACT: Industrias Bachoco S.A. de C.V.
             Investor Relations in Mexico:
             Cristobal Mondragon, 011 (52) 461-618-3555
              or
             Maria Appendini, 011 (52) 461-618-3555
             maria.appendini@bachoco.net
              or
             In New York:
             i-advize Corporate Communications
             Melanie Carpenter or Blanca Hirani, 212/406-3692 bachoco@i-advize.com